Response Biomedical Corporation Announces First Quarter Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, May 30, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today reported financial results for the first quarter ended March 31, 2007. For a further discussion of the Company’s financial results for the three months ended March 31, 2007, please refer to the Company’s consolidated financial statements and related MD&A, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

First quarter operating highlights:

“We were pleased to welcome Duane Morris as our new Chief Operating Officer during the first quarter of 2007. Duane’s initial focus is on ensuring that we are positioned to meet the demands of our marketing and distribution partners that are selling products based upon our RAMP platform,” said Bill Radvak, President and CEO. “This is an important step in the evolution of the Company as later this year we will be automating our manufacturing process to increase production capacity and expect to launch our new RAMP® Reader. Subsequent to the end of the first quarter, we leased a new 46,000 square foot facility and this, too, is important in making sure we have the appropriate capacity to meet the objectives of our current and potential future collaborators.”

Summary of Interim Results
(Expressed in 000’s except per share data)

Fiscal Year 2007	Year to date March 31, 2007	Year to date March 31, 2006
Total Revenue	$1,080	$738
Research and Development Costs	$1,794	$1,161
Net Loss	($2,721)	($2,191)
Loss per share (basic and diluted)	($0.02)	($0.03)
Cash position	$5,762	$8,295
Working Capital	$6,574	$9,264
Weighted Average Common Shares Outstanding	113,691	68,108

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Financial Overview:
For the three month period ended March 31, 2007, clinical products revenue increased 139% to $607,576 compared to $254,458 for the same period in 2006. Vector products (West Nile virus) revenue for the three month period ended March 31, 2007 decreased 51% to $100,405 compared to $205,555 for the same period in 2006. Biodefense products revenue increased 75% to $372,483 compared to $212,583 for the same period in 2006. Contract service fees and revenue from collaborative research agreements for the three months ended March 31, 2007 decreased 100% to $Nil compared to $65,589 for the same period in 2006. As at March 31, 2007, the Company had no bank indebtedness unchanged from December 31, 2006. As at March 31, 2007, the Company had a working capital balance of $6,573,779, a decrease of $2,689,814 from working capital of $9,263,593 as of December 31, 2006.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staph A and Flu A/B Tests are now complete and analysis of the data is underway, with commercialization expected in 2007.

In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

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Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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